May 25, 2018

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549

Re:	Nucor Corporation

Form 10-K for the Year Ended December 31, 2017

Filed February 28, 2018

File No. 1-4119

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company” or “Nucor”) in response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 25, 2018 with respect to the above referenced filing (the “Form 10-K”). For your convenience, we have included the Staff’s comment below in italicized text with the Company’s response to such comment following.

Form 10-K for the Year Ended December 31, 2017

Exhibit 13

Management’s Discussion and Analysis, page 24

Gross Margins, page 28

1.	We note your remarks here and in the transcript to the fourth quarter earnings call related to the performance at Nucor Steel Louisiana during the year and your review to address these problems. Given the negative impact such performance had on your results of operations, as well as the operational challenges encountered by this facility in prior periods, please quantify the impact the results of Nucor Steel Louisiana had on segment gross margins and marketing, administrative and other expenses in the periods presented. Also explain the reasons for the five-week unplanned outage during the first quarter of 2017 and whether those reasons related to the outages in the third and fourth quarters.

Mr. Terence O’Brien

United States Securities and Exchange Commission

May 25, 2018

The five-week unplanned outage at Nucor Steel Louisiana in the first quarter of 2017 was caused by a process gas heater equipment failure. The unplanned outages in the third and fourth quarters of 2017 were not related to the cause of the first quarter of 2017 outage. Each unplanned outage in 2017 was caused by issues related to different pieces of equipment. None of the unplanned outages stemmed from the same underlying reason.

We believe the qualitative disclosures regarding Nucor Steel Louisiana’s financial performance provided in Management’s Discussion and Analysis in the Form 10-K are sufficient and commensurate with the facility’s financial performance relative to Nucor’s consolidated financial performance. For example, Nucor Steel Louisiana’s loss before income taxes and noncontrolling interests was less than 3% of Nucor’s consolidated earnings before income taxes and noncontrolling interests in 2017.

Nucor Steel Louisiana has had significant challenges since it began production in 2013, which is not uncommon for a start-up facility, especially one that is utilizing complex technology. When the facility has operated without an outage it has been profitable, such as during the months of May, June, July and October in 2017 and the first quarter of 2018. In addition to providing disclosures in our required filings with the Commission, we have communicated information related to significant challenges and developments at Nucor Steel Louisiana in a timely and open manner through news releases and our quarterly conference calls. We will continue this practice of timely and open communication and disclosure of major developments related to Nucor Steel Louisiana as they arise.

*    *    *    *

Mr. Terence O’Brien

United States Securities and Exchange Commission

May 25, 2018

Thank you for your attention to this matter. We trust that our response adequately addresses your comment and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias

Chief Financial Officer, Treasurer

and Executive Vice President